FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: November 24, 2011

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice of Change in Name of a Consolidated Subsidiary

November 24, 2011

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for Inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial & Business Systems Administration Group (Tel: +81-75-604-3500)

Notice of Change in Name of a Consolidated Subsidiary

This is to advise you that Kyocera Mita Corporation, one of our consolidated subsidiaries, has determined by its extraordinary general shareholders’ resolution dated November 24, 2011 to change its name as follows:

1. Company Profile of Kyocera Mita Corporation

(1) Current Name: Kyocera Mita Corporation (2) Address: 2-28, 1-chome, Tamatsukuri, Chuo-ku, Osaka 540-8585, Japan (3) Name of Representative : Katsumi Komaguchi, President and Director

(4) Business Description:	Manufacture and sale of printers, multifunctional products and other office equipment as well as supplies, parts and accessories therefor.

(5) Capital Amount: 12 billion yen

2. New Name

KYOCERA Document Solutions Inc.

3. Reasons for Change

Kyocera Mita Corporation is a Kyocera Corporation’s subsidiary which engages in document-related equipment businesses within the Kyocera Group, providing various document-related services to its customers, in addition to development, manufacture, sale and maintenance of information equipment such as printers and multifunctional products. In this role, it contributes to enhancing the value of its customers’ businesses. Going forward, it will further develop its current businesses, with the goal of enhancing its ability to provide optimal office document solutions.

In order to clarify this role of Kyocera Mita Corporation, to enhance its global business basis, and to aim for further development of its businesses, it has determined to change its name.

It is also planned to change the names of its subsidiaries and affiliates accordingly.

4. Effective Date

April 1, 2012